UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check One):  Form 10-K  Form 20-F  Form 11-K  Form 10-Q  Form 10-D  Form N-CEN  Form N-CSR For Period Ended: December 31, 2020  Transition Report on Form 10-K  Transition Report on Form 20-F  Transition Report on Form 11-K  Transition Report on Form 10-Q For the Transition Period Ended: ___________________ Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________________________________________________________________ PART I -- REGISTRANT INFORMATION _Amerant Bancorp Inc._________________________________________________ ___________ Full Name of Registrant ____________________________________________________________________________________ Former Name if Applicable 220 Alhambra Circle_____________________________________________________________________ Address of Principal Executive Office (Street and Number) Coral Gables, Florida 33134 ________________________________________________________ City, State and Zip Code PART II -- RULES 12b-25(b) AND (c) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. Amerant Bancorp, Inc. (the “Company”) has determined that it will not be able to file its Annual Report on Form 10-K for its fiscal year ended December 31, 2020 (the “Form 10-K”) by March 16, 2021, the original due date for such filing, without unreasonable effort or expense. The Company requires additional time to finalize its financial statements to be filed as part of the Form 10-K. PART IV -- OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification: Carlos Iafigliola __ __305 __ (Name) (Area Code) 460-8601 ______ (Telephone Number) (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes  No  _____________________________________________________________________________ (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes  No  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The Company anticipates that its results of operations for the year ended December 31, 2020 when filed in the Form 10-K will differ materially from the prior fiscal year. As previously disclosed in the financial results the Company reported in the press release furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on January 29, 2021, the Company expects to report a net loss for the year ended December 31, 2020 of $1.7 million, compared to net income of $51.3 million for the year ended December 31, 2019. The net loss for the year ended December 31, 2020 was primarily driven by $88.6 million in provision for loan losses during the period. The foregoing estimates are believed to be accurate at the time of this filing, although they may be subject to change based upon finalization of the financial statements. Amerant Bancorp Inc. (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized. Date: March 16, 2021 By: /s/ Carlos Iafigliola Name: Carlos Iafigliola Title: Executive Vice-President and Chief Financial Officer